Advanced Pipe Fitting Technologies, Inc
Ste 810, NO: 98 Dong San Huan South Road Chaoyang District Beijing, P.R. China Tel: (8610) 5861-1818

March 17, 2010

United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Era Anagnosti
100 F Street, N.E.
Washington, DC 20549

Re: Advanced Pipe Fitting Technologies, Inc.
Registration statement on Form S-1A
File No: 333-164396

Enclosed is our response to your comments of March 8, 2010.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-232-1950 or fax any response to 775-201-8331.

Sincerely;

/s/ Yanzhang Li
Yanzhang Li
President

General

1. Please file the auditor's consent with your next amendment.

Answer:  filed as an exhibit

Summary of Prospectus, page 4

Our Business, page 4

2. We note your revised disclosure in response to comment two of our letter dated February 4, 2010. Please further revise your disclosure to indicate that your operations in China will be conducted through a Wholly Foreign Owned Enterprise (WFOE) or through a joint venture. We note your revised disclosure on page 18.

Answer:  revised

We are a start-up stage company. We are a company without revenues; we have minimal assets and have incurred losses since inception. We will sell and distribute a series of pipefitting, pressure conduits and coupling products primarily used in oil and gas transfer, petroleum refinery, and sub-critical, supercritical power plant projects. We plan to conduct all of our business in China through an operating subsidiary, which will be formed as a Wholly Foreign Owned Enterprises (WFOE) or a Joint Venture. Our principal offices are located at the address below.

Risk Factors, page 6

Risks Related to Doing Business in China, page 6

Our business is largely subject to the uncertain legal environment in China…page 7

3. The risks described in the second paragraph of your disclosure are too broad and too vague to ascertain. If there are any specific laws and regulations, which application may negatively impact your business, please revise your disclosure accordingly. For example, we note your risk factors "Regulations relating to the establishment of an offshore special purpose vehicle..." and "We may not be able to efficiently grow our business through merger and acquisition" where you discuss specific laws and their potential effect on your business.

Answer:  revised

Unlike the common law system in the United States, the PRC’s legal system is a civil law system based on written statutes; decided legal cases have little value as precedents.

Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China including wholly foreign-owned enterprises and joint ventures in particular. However, since the current laws, regulations and legal requirements are relatively recent, evolving rapidly, and are likely to be subject to broad interpretations, PRC is still lacking of a well developed, consolidated body of laws governing foreign investment enterprises.

We are not currently subject to direct Chinese, federal, province or local regulations.  However, as we plan to establish an operation subsidiary in China to execute our business plan, some of the laws, regulations and legal requirements may negatively impact our planned operations in China, for example:

●
The Internet is increasingly popular; as a result, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Change in such laws intended to address such issues could create uncertainty in the Internet market place, and it could have a material adverse affect on our business.

●
Since PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcome of administrative and court proceedings and the level of our legal protection. It may negatively impact our ability to enforce the contracts we have entered into with our business partners, clients and suppliers.

●	Intellectual property rights and confidentiality protections in PRC may not be as effective as in the United States.
●
Recent PRC regulations relating to the establishment of an offshore special purpose vehicle (SPV) by PRC resident may restrict our overseas and cross-border investment activities and adversely affect us. (please see Risk Factors – Risks related to doing business in China – “Regulations relating to the establishment of an offshore special purpose vehicle (SPV) by PRC resident…” for more detailed information)

●
Recent PRC regulation relating to mergers and acquisitions of domestic enterprises by foreign investors may adversely affect our ability to grow through merger and acquisition. (please see Risk Factors – Risks related to doing business in China – “We may not be able to efficiently grow our business through merger and acquisition” for more detailed information)

Regulation relating to the establishment of an offshore special purpose vehicle...page 8

4. In response to comment three of our letter dated February 4, 2010, we note that on page 18 you disclose that within the next three months you intend to set up a WFOE or a joint venture as your operating subsidiary. In this risk factor, you make reference to "Special Purpose Companies" and the implications resulting from failure to file the required SAFE registration. Considering that you have not yet established the structure pursuant to which you will set up your foreign-owned operating subsidiary, the risks related to the application SAFE are difficult to ascertain.

●
In an appropriate section of the filing, please discuss the most likely corporate structure pursuant to which you will set up your local operations and revise your risk factor disclosure to discuss the actual risks that the current Chinese legal environment would impose on the proposed structure.

●	Please discuss why PRC residents are not always able to complete the necessary procedures required by the SAFE notice.

Answer: revised

To invest in China, a foreign investor needs to first register with the government and obtain its approval. China has divided its market into three categories of business opportunities. These categories are Encouraged, Restricted, and Prohibited. Approval to invest in encouraged business types is relatively easy and quick to receive.

Our planned local operation subsidiary (both WFOE and Joint Venture) is categorized as encouraged. (Reference: “Encouraged Foreign Investment Projects” article 4:
http://english.anhuinews.com/system/2009/11/04/002388598.shtml ; or follow this link for the original content from National Development and Reform Commission:
http://www.sdpc.gov.cn/zcfb/zcfbl/2007ling/t20071107_171058.htm)

Furthermore, in order to reduce the risks involved by the uncertain legal environment in China, for example those regulations relating to SPV and Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 10. (Please refer to Risk factor – Risks related to doing business in China for more detailed information) We prefer to invest our local operating subsidiary indirectly via a Hong Kong limited liability company. (Hong Kong is now a part of China, but still enjoys a special economic treatment, which has no government control over currency, Hong Kong dollar is pegged to the value of US dollar, and has better developed legal system governing foreign investments.)

In addition, in October 2005, SAFE issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents inside China. The notice requires PRC residents to register with the appropriate local SAFE branch before using assets or equity interests in their PRC entities to capitalize offshore special purpose vehicles, or to raise capital overseas. A SAFE registration must be amended by a PRC resident if the SPV undergoes a significant event, such as a change in share capital, share transfer, merger, acquisition, spin-off transaction or use of assets in China to guarantee offshore obligations.

Because of uncertainties over how the SAFE notice will be interpreted and implemented, and how or whether SAFE will apply it to our planned Hong Kong LLC, we cannot provide any assurances that our PRC resident shareholders will make their registration or necessary amendments that will fully comply with the SAFE notice. Which in turn, we cannot predict how it will affect our planned business operations or future strategies in China.

Furthermore, as we are seeking to become a publicly traded company in the future, to fully comply with the SAFE notice, any PRC resident who wants to invest into our business has to make his registration with SAFE. Since we have little control over either our present or prospective direct or indirect stockholders, we cannot provide any assurance that these PRC resident beneficial holders will make their SAFE registration on time or at all. A failure by our PRC resident beneficial holders or stock holders to comply with the SAFE notice, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends to us, or affect our ownership structure, which could adversely affect our business and prospects.

Description of our Business, page 15

5. We note your revised disclosure in response to comment six of our letter dated February 4, 2010. It is unclear how your potential suppliers' supply chains are "uniquely setup," as well as what the cultural understanding of "social ties" is for purposes of establishing a continuous and secure supply chain, Please revise your disclosure to elaborate on these matters, including, but not limited to:

●	The basis for your statement that your suppliers are cost and price leaders;
and
●	What a competitive advantage over bargaining power means. For example, will you be fulfilling a product order by starting a price bidding Process among your suppliers

Answer: revised

“Our suppliers’ unique supply chain setup” is refer to our suppliers are located in an “Economic mosaic”, which is an economic phenomenon refers to a large group of producers of a similar product saturated in one small geographic area. This is similar to “Economic clusters” (critical masses in one place of unusual competitive success in particular fields) in the United States, while the Chinese clusters are industrial based, and the US cluster are more likely to be knowledge based. The most famous examples are found in Silicon Valley and Hollywood.

Economic clusters affect competition in three broad ways: first, by increasing the productivity of companies based in the area; second, by driving the direction and pace of innovation, which underpins future productivity growth; and third, by stimulating the formation of new businesses, which expands and strengthens the cluster itself. Being part of a cluster allows companies to operate more productively in sourcing inputs; accessing information, technology, and needed institutions; coordinating with related companies; and measuring and motivating improvement. (Reference: MICHAEL E. PORTER, Harvard Business Review, Nov/Dec98, Vol. 76 Issue 6, p77)

An Economic mosaic or cluster can lower producer’s cost; it offers a deep and specialized supplier base, sourcing locally instead of from distant supplier lowers transaction costs, minimized the need for inventory, eliminated importing costs and delays. Because “local reputation” is important, supplier will less likely to overprice. Being a part of an Economic mosaic or cluster can access an existing pool of specialized and experienced employees lowering costs in recruiting.

The PRC has a very personalize business culture. In China it is extremely important to maintain good networking, people contacts, and relationships. Personal relationships that the business owner develop with people, represents the face of the business. Chinese people have natural respect for authority figures, superiors, and family, where saving face and maintaining face are of extremely important, friendships should also be cultivated with the local officials as these can help to gain business advantages. Personal trust and social ties can sometimes act as a more important factor than legal contracts.

We intend to source our selling goods directly from Yan Shan County, Cang Zhou region in the PRC. Cang Zhou region is an economic mosaic or cluster for pipeline equipments, there are over 3000 pipeline equipment producers operating in Cang Zhou region. Yan Shan County is a cluster for pipe fittings where 650 pipe fittings producers are operating. Over the past 20 years, the producers built up significant production capacity, but fell short on marketing side; results over stock and lower selling price. In China, low end pipe fittings are traded similar to commodity goods, the producers can only set price equal to their marginal cost. We believe this challenge can be solved in Yan Shan County by implementing a centralized marketing strategy. We plan to establish an integrated brand for all Yan Shan produced pipe fitting products, develop an electronic commerce platform, and build a product examining and detecting center with national lab qualification. We hope to enjoy price bargaining power on supply side, since there are large numbers of pipe fitting producers in Yan Shan Country suffering over stock problem, and less sales and marketing service providers deliver solutions.

General Information About Our Company, page 15

6. We note your response to comment four of our letter dated February 4, 2010. It is not apparent how developing new standards for pipe fitting product examining and detecting procedures fit into your B2B business platform. Please expand your disclosure to explain how your prospective customer will be using the product examining and detecting center.

Answer: revised

We are a start-up stage company. We are a company without revenues or operations; we have minimal assets and have incurred losses since inception.  We will sell a series of pipefitting, pressure conduits and coupling products used in oil and gas transfer, petroleum refinery, and sub-critical, supercritical power plant projects. We will be able to supply a wide range of products from low end plain carbon steel and alloy steel pipefitting to high-grade steel heavy-caliber fittings for P91, P92, X70, X80, X100 pipelines, and special steel fittings including 347H, inconel800, titanium, and zirconium materials.

Our goal is to become the largest pipefitting supplier for Chinese petroleum refinery, oil and gas transfer projects and power plants.  We will build an integrated and well recognized brand for a full range of pipefitting products. We will develop a real time product and order matching online database, where our customer can conveniently source and track their entire pipefitting product needs, at the same time, we can profit from price arbitrage. In order to build long term competitive advantages and raise barriers of entry, we plan to build a product examining and detecting center and apply for national lab qualification. Once the qualification been is granted, we will be able to setup joint research projects with universities and field professionals, and be able to  be involved in the development of national standards.

We need a premium brand image to set our selling price above marginal cost, which in turn, we hope to enjoy higher profit margin. We are seeking to help develop new national standards for pipe fitting product examining and detecting procedures.  The Standardization Administration of the People’s Republic of China, or SAC is the government agency responsible for setting national standards. According to their rules and regulations, any individual or organization has the right to develop and submit new national standards.

We intend to receive national lab qualification for our Product examining and detecting center. China National Accreditation Service for Conformity Assessment, or CNAS, is the national accreditation body of China unilaterally responsible for the accreditation of certification bodies, laboratories and inspection bodies, which is established under the approval of the Certification and Accreditation Administration of the People’s Republic of China, or CNCA. And it’s authorized by CNCA in accordance with the Regulations of the People’s Republic of China on Certification and Accreditation.

We plan to sell products that are similar to commodity goods, which have narrow profit margins and sensitive to changes in supply and demand. In order to increase our profit margin, we will need to accomplish the following tasks:

●	Create product differentiations
●	Push higher barrier of entry for new comers
●	Increase brand equity
●	Seek innovative marketing strategies
●	Establish technologically advanced brand image
●	Link our brand to superior product quality
●	Gain trust from government departments, attract government funded projects

The product examining and detecting center with national lab qualification will permit us to use CNAS national accreditation symbols on examined products, which in turn will differentiate, gain trust, add value to our selling merchandise; increase our brand equity, build barrier of entry.

Furthermore, the most technologically advanced, custom made pipe fittings offer the highest profit margin, and are normally used in government funded infrastructure projects. In order to compete in this most profitable market segment, we have to establish a technologically advance brand image, emphasis more on product quality to gain trust from government departments. If our product testing and examining procedure can become a national standard, it can be a most reliable piece of evident, to demonstrate our superior quality standards.

Industry Background, page 16

7. We note your response and revised disclosure to comment seven of our letter dated February 4, 2010. Please remove from your disclosure on page 16 the reference to the Google URL of the translated page. In addition, with respect to both websites, please provide us supplementally with copies of proper translations of the information referenced in the registration statement. Finally, tell us whether the sources are publicly available for no or nominal charge or whether you commissioned them.

Answer: revised

Pipe fittings are generally used for connecting the bores of two or more pipes or tubes, connecting a pipe to some other apparatus, and changing the direction of fluid flow. They are also used for closing a pipe.

"The Chinese pipe fitting market has been growing at a rate of 16-20% per year for the past 20 years, and it still is under rapid growth and reshaping. The sector is a competitive Market, where market participants are small informed Buyers and Sellers of what they consider to be a commodity product.  In 2008, it’s estimated more than 10,000 pipe fitting producers competing in the sector, produce 160 categories of product types. Lack of big players, and integrated brands, in both buyers and sellers results in all market participants to need to set their price equal to marginal cost. "Based on figures from its “10th five-year plan”, China expects the aggregate industry output of its pipe fitting industry to reach 100 billion RMB by year 2010. (16 billion USD equivalent)"*.

 *(Reference: All these numbers come from “2008-2012 Chinese Pipe Fitting Industry market survey and investment forecast report" (http://www.51report.com/research/detail/167920265.html

The executive summary of the whole report is publicly available for no charge, our statistics and figures are all publicly available in this executive summary. We have not commissioned the author or the seller or the selling website in anyway.

The following is a proper translation of the executive summary.

2008-2012 Chinese Pipe fitting Industry Market Survey and Investment Forecast Report

[Name of report]: 2008-2012 Chinas Pipe fitting Industry Market Survey and Investment Forecast Report
[Publish date]: March, 2008
[Deliver method]: Email or Express mail
[Price]: Printed: 6800 (RMB) Electronic version: 7000 Printed + Electronic Version: 7500
[Discount info]:
[Order by Fax]: 010-84872298
[Customer service]: 010-64986059 64896485
[Mobile]: 13720053987

[Executive summary]
Pipe fittings are important components for oil and gas/chemical production, power plant, pharmaceutical, boiler production, heat distributing, ship production and machinery manufacturing. Pipe fittings are used for change direction of a pipe line and tube, connect multiple pipes or to reduce pressure in a pipe line. The first use of pipe fittings were for waste water distribution, now it advanced into many more areas, for example, the pharmaceutical industry uses corrosion-resistant stainless steel pipe fittings in its sterilization process that often carries corrosive liquids; power plants need heavy duty alloy pipe fittings in high pressure, high temperature environment.

After 20 years of development, Chinese pipe fitting industry reached a considerable scale, and still kept its high growth rate. Till now, there are more than ten thousand pipe fitting producers in China, 300 of them achieved economic of scale, producing 160 categories, more than 10000 product types of pipe fittings. Since 1990s, along with the rapid growth of Chinese heavy industry, pipe fitting industry’s gross industry output and aggregate sales had a 16%-20% annual growth rate. Based on figures released by State Economic and Trade commission, for the past 2 years, pipe fitting industry outputs grew 15% per year; aggregate profit grew 50% per year. Based on figures predicted by National Heavy Industry 10th five year plans, pipe fitting industry output is expected to reach 100 billion RMB. China invests heavily into its oil and gas, chemical and electricity infrastructure each year, roughly 30% of the pipeline cost will be used in purchase pipe fittings. Chinese pipe fitting industry is still in developing stage, innovation, technology, state of art production equipment and scientific management methods are much needed to increase productivity and quality. In addition to satisfying local market demands, high quality pipe fittings are also needed internationally especially amount those oil and gas production countries.

This report studied the current scope of Chinese pipe fitting industry, predicting both short and long term market trends. Based on the current opportunities and threads faced by pipe fitting industry, we suggested future investing and strategic management strategies. This report also includes detailed data, statistics, figures and charts for our readers to make more accurate business decisions. Our statistic data comes from trusted sources such as State Statistical Bureau, State Information Center, General Administration of Customs and industry associations. Our research team invested one year time into develop of this report, we hope it can help businesses, government agencies and investment professionals to discover industry insights, understand competition landscape, and reduce investing and operating risks.

Distribution Methods, page 19

8. We note your revised disclosure in response to comment 10 of our letter dated February 4, 2010. Please provide the basis upon which you believe that you will be able to achieve a profit margin between 5%-12%. In light of your disclosure regarding the pricing advantages and disadvantages faced by the producers of pipeline equipment in an economic mosaic (we note disclosure starting at the end of page 18), please discuss how your pricing model would fit within the economics of trading these commodity goods at prices equal to their marginal cost.

Answer: revised

The producer’s long term marginal cost includes marketing expense and wages paid to his sales and marketing personnel. Based on Mr. Li’s (who had 20 years experience in the industry) calculation, it accounts for 5%-12% of the producer’s total cost. If the producer outsources his marketing function to us, he will be able to deduct this portion of cost from his selling price. We hope to enjoy a 5%-12% profit margin on the low-end pipe fittings we sell, but it depends on our ability to set price higher, cost sharing and operating efficiency to control our overhead cost, the better we accomplish our business objectives will results higher profit margin for us.

Government and Industry Regulations, page 16

9. We note that in response to comment 11 of our letter dated February 4, 2010, you disclose that you are now in the process of screening "potential business partners." Please elaborate on the type of the business partner you are looking for.

Answer: revised

We are looking for the following two kinds for potential business partners to form a Joint Venture:
●	Strategic partner: Who is a pipe fitting industry insider, has the ability and resources to help us to accomplish our business objectives.
●	Financial partner: Who is not an industry insider, but interested in investing in our business for financial gain.

Selling Shareholders, page 7

10. In response to comment 12 of our letter dated February 4, 2010, you disclose that the first two private placements took place on July 30, 2009 and August 1, 2009; however, the company was not incorporated until August 4, 2009. Please advise, or otherwise revise your disclosure to remove these inconsistencies, including your item 15 disclosure

Answer: revised

We had private placements on July 30th, 2009, August 1st, 2009, and August 7th, 2009 although the company did not incorporate till August 4th 2009. A total of 175,000 shares of our common stock has been sold to 35 investors at a price of $ 0.25 per share, we received a total amount of USD$ 43,750.00 from these private placements.

11. Please disclose whether the selling stockholders are broker-dealers or affiliates of broker-dealers. If a selling stockholder is a broker-dealer, please state that it is an underwriter with respect to the shares that it is offering for resale. If a selling stockholder is an affiliate of a registered broker-dealer, please revise to disclose the following:

●	that the selling stockholder purchased in the ordinary course of business;
and
●	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling stockholders are unable to make these representations, please state that they are underwriters.

Answer: disclosed

None of the selling shareholders is a registered broker-dealer or an affiliate of a registered broker-dealer. Each of the selling shareholders has acquired his, her or its shares pursuant to a private placement solely for investment and not with a view to or for resale or distribution of such securities

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Liquidity, page 39

12. We note your revised disclosure in response to comment 20 of our letter dated February 4, 2010. Please disclose whether, in the event you are unable to raise any capital through equity financing, your CEO will be loaning you the entire US$3 million that is needed in the next six to eight months to cover your operating expenses and expenditures (we note your disclosure at the top of page 18). To the extent possible, please discuss what the terms of these loans may be.

Answer: revised

If we cannot raise the entire US$3 million, our CEO will loan us up to US$500,000 interest free on a one year term. These funds can be added on top of the capital we raise through equity financing to satisfy our short term capital requirement of US$3 million, or in an event that, we cannot raise the required capital at all, this loan will allow us to operate on a smaller scale. (Launch the B2B website and hire sales team) However, there is no obligation for our CEO to loan us the money.

Directors of the Company, page 42

13. Please remove the disclosure on page 43 since it does not appear to be relevant or responsive to any items of Form S-1.

Answer: deleted

Certain Relationships and Related Transactions, page 44

14. We note your revised disclosure in response to comment 24 of our letter dated February 4, 2010. Please disclose in what capacity Messrs. Xing and Xie performed services to the company in exchange for shares of the company's common stock

Answer: revised

The Company issued 3,266,000 shares @ $.001 to Yanzhang Li, CEO for services rendered valued at $3,266.00 on September 4th 2009

The Company issued 3,266,000 shares @ $.001 to Xiusheng Xing for services rendered valued at $3,266.00 on September 4th 2009 for his assistance in refining the company’s business model, objectives and profit model, development of business plan from April 30th, 2009 to September 4th, 2009.

Mr. Xing is a pipe fitting industry insider and specializes in strategic corporate management  and is not an employee of the company.

The Company issued 1,634,000 shares @ 0.001 to Qiong Xie for his assistance in refining the company’s business model, objectives and profit model, development of business plan from April 30th, 2009 to September 4th, 2009 and acts as translator and consultant in the “go public” aspect of the business plan., he is not an employee.

The Company issued 1,634,000 shares @ $.001 to Guoxing Liu, CFO/Director for services rendered valued at $1,634.00 on September 4th 2009

The Company issued 25,000shares to Ramona Smith for preparation of financial statements and setting up the company’s books in QuickBooks   on September 4th 2009.  Ms Smith is not an employee of the company.

Signatures

15. Instruction 1 to the "Signatures" section of Form S-1 states that the registration statement "shall be .signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors Or persons performing similar functions" Please have the registration statement signed by your principal executive officer.

Answer: revised